Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
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telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

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carolyndomen@paulhastings.com

April 5, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of March, 2004, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 4/8

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

Schedule 1

04 APR -7 AM 7:21

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN MARCH, 2004

- Notice of Merger of Kiroro Development Corporation into YAMAHA (English translation attached)

04 APR -7 AM 7:21

平成１６年３月２５日

各　位

会社名　ヤマハ株式会社
代表者名　代表取締役社長　伊藤修二
（コード番号７９５１　東証第１部）

合併に関するお知らせ

平成１６年３月２５日開催の当社取締役会において、当社は平成１６年７月１日をもって、当社の子会社である株式会社キロロ開発公社を簡易合併の手続により吸収合併することを決定いたしましたのでお知らせいたします。

記

１．合併の目的

当社は、株式会社キロロ開発公社（当社１００％出資子会社）とともに総合リゾート『キロロリゾート』（北海道余市郡赤井川村）の施設を保有してまいりましたが、この度、資産保有を当社に集約することにより経営効率を高めるため、株式会社キロロ開発公社を吸収合併することといたしました。なお、合併後、当社は、同施設のすべての事業運営を株式会社キロロアソシエイツ（当社１００％出資子会社）に委任する予定です。

２．合併の要旨

（１）合併の日程

合併契約書承認取締役会	平成１６年５月　７日（金）
合併契約書調印	平成１６年５月１０日（月）
合併契約書承認株主総会	
当　社	簡易合併のため開催いたしません。
株式会社キロロ開発公社	平成１６年５月２５日（火）
合併期日	平成１６年７月　１日（木）
合併登記	平成１６年７月　１日（木）予定

（２）合併方式

当社を存続会社とする吸収合併方式で、株式会社キロロ開発公社は解散いたします。本合併について、当社は、商法第４１３条ノ３に基づく簡易合併方式をとりますので、商法第４０８条第１項に定める株主総会の承認は得ずに行います。

（３）合併比率

１００％出資子会社との合併であり、新株式の発行および合併交付金の支払いは行いません。

３．合併当事会社の概要（平成１５年９月３０日現在）

(1)商　　　　　　号	ヤマハ株式会社（合併会社）	株式会社キロロ開発公社（被合併会社）
(2)事　業　内　容	楽器、オーディオ及び情報通信機器、電子機器その他製造・販売並びにレクリエーション事業	スキー場、スポーツ施設および宿泊施設の経営
(3)設　立　年　月　日	明治３０年１０月１２日	昭和６３年６月１７日
(4)本　店　所　在　地	静岡県浜松市中沢町１０番１号	北海道余市郡赤井川村字常盤650番地先
(5)代　　表　　者	代表取締役社長　伊藤修二	代表取締役社長　高田　泉
(6)資　　本　　金	28,533百万円	8,000百万円
(7)発行済株式総数	206,523,263株	160,000株
(8)株　主　資　本	169,342百万円	6,751百万円
(9)総　　資　　産	356,379百万円	7,748百万円
(10)決　　算　　期	３月３１日	３月３１日
(11)従　業　員　数	6,074名	11名
(12)主　要　取　引　先	全国特約店他	一般顧客
(13)大株主及び持株比率（平成15年9月30日現在）	日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行㈱（信託口）　7.69% 日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行㈱（信託口）　6.23% ㈱みずほｺｰﾎﾟﾚｰﾄ銀行　4.49% 三井住友海上火災保険㈱　4.32% みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託　4.25%	ヤマハ㈱　94.26% ※
(14)主　要　取　引　銀　行	㈱みずほｺｰﾎﾟﾚｰﾄ銀行 ㈱静岡銀行 ㈱三井住友銀行	㈱北洋銀行 ㈱北海道銀行 ㈱みずほｺｰﾎﾟﾚｰﾄ銀行

※当社は、平成１６年３月２３日に株式会社キロロ開発公社株式の全部を取得し、同社を１００％出資子会社としました。

(15)最近３決算期間の業績　（単位：百万円）

	ヤマハ株式会社（合併会社）			株式会社キロロ開発公社（被合併会社）		
決　算　期	平成13年３月期	平成14年３月期	平成15年３月期	平成13年３月期	平成14年３月期	平成15年３月期
売　上　高	346,175	316,742	334,078	1,886	1,811	1,691
営　業　利　益	11,194	5,637	21,897	233	93	65
経　常　利　益	13,338	6,530	22,218	203	68	45
当　期　純　利　益	9,685	△25,328	7,706	△293	54	36
1株当たり当期純利益(円)	46.90	△122.65	36.95	△1,836.84	341.21	230.37
1株当たり配当金（円）	7.00	8.00	10.00	0.00	0.00	0.00

1株当たり株主資本 (円)	730.36	681.58	709.03	43,771.79	44,113.01	44,343.38

4．合併後の状況

（1） 商　　号　　ヤマハ株式会社

（2） 事業内容　　楽器、オーディオ及び情報通信機器、電子機器その他製造・販売並びにレクリエーション事業

（3） 本店所在地　　静岡県浜松市中沢町１０番１号

（4） 代表者　　代表取締役社長　伊藤修二

（5） 資本金　　合併による資本金の増加はありません。

（6） 総資産　　３，３００億円（５億円）
（注）（ ）内は合併による増加見込み分です。

（7） 決算期　　3月31日

（8） 業績に与える影響　　合併による業績への影響は軽微であります。

お問い合わせ先
広報部広報・ＩＲグループ
０３−５４８８−６６０１

以　上

(English Translation)

March 25, 2004

Company Name: YAMAHA CORPORATION 04 APR -7 AM 7:21
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notice of Merger

On March 25, 2004, at the Board of Directors Meeting, it was resolved that the simplified merger procedure will be used to merge Kiroro Development Corporation, a subsidiary of YAMAHA CORPORATION, into YAMAHA on July 1, 2004.

1. Purpose of the Merger

YAMAHA made the decision to absorb its wholly-owned subsidiary Kiroro Development Corporation, the assets of which include Kiroro Resort, a comprehensive leisure center located in Akaigawa Village, Yoichi County, Hokkaido, in order to consolidate the Company s asset holdings and thereby bolster operational efficiency. Following the merger, YAMAHA plans to authorize its wholly owned subsidiary Kiroro Associates Corporation to handle all of Kiroro Resort business operations.

2. Outline of the Merger

(1) Schedule of Merger

Approval of Merger Contract by Board of Directors: May 7, 2004 (Friday)

Signing of Merger Contract: May 10, 2004 (Monday)

Approval of Merger Contract at General Shareholders Meeting

YAMAHA CORPORATION: Approval will not be attained as is provided for in the simplified merger procedures

Kiroro Development Corporation: May 25, 2004 (Tuesday)

Date of Merger: July 1, 2004 (Thursday)

Merger Registration: Slated for July 1, 2004 (Thursday)

(2) Type of Merger

YAMAHA CORPORATION will absorb Kiroro Development Corporation, which will be dissolved. YAMAHA will conclude this merger based on the simplified merger method in Article 413-3 of the Commercial Code of Japan without attaining approval at a General Shareholders Meeting as is provided for under Article 408, Paragraph 1 of the Commercial Code of Japan.

(3) Consolidation Ratio

As it is a wholly owned subsidiary that is merging into YAMAHA, no new shares will be issued and no payments will be made as a result of the merger.

3. Overview of the Companies Involved in the Merger (As of September 30, 2003)

(1) Company name	YAMAHA CORPORATION (post-merger corporation)		Kiroro Development Corporation (company to be dissolved)	
(2) Description of business	Manufacture and sale of musical instruments, audio products, telecommunications devices, electronic devices, etc., and recreation operations		Management of ski resorts, sports facilities, and accommodation facilities	
(3) Date of establishment	October 12, 1897		June 17, 1988	
(4) Headquarters	10-1, Nakazawa-cho, Hamamatsu, Shizuoka, Japan		650 Aza-Tokiwa, Akaigawa Village, Yoichi County, Hokkaido, Japan	
(5) Representative	Shuji Ito, President and Representative Director		Izumi Takada, President and Representative Director	
(6) Paid-in Capital	¥28,533 million		¥8,000 million	
(7) Number of shares issued	206,523,263		160,000	
(8) Shareholders equity	¥169,342 million		¥6,751 million	
(9) Total assets	¥356,378 million		¥7,748 million	
(10) Fiscal year-end	March 31		March 31	
(11) Number of employees	6,074		11	
(12) Principal customers	Sales outlets throughout Japan under special contract to the Company		General customers	
(13) Major shareholders and percentage of total shares (As of September 30, 2003)	The Master Trust Bank of Japan, Ltd. (trust a/c)	7.69%	YAMAHA CORPORATION	94.26%*
	Japan Trustee Services Bank, Ltd. (trust a/c)	6.23%		
	Mizuho Corporate Bank, Ltd.	4.49%		
	Mitsui Sumitomo Insurance Co., Ltd.	4.32%		
	Trust & Custody Services Bank, Ltd., as trustee for the Mizuho Bank, Ltd., Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.	4.25%		

(14) Main banks	Mizuho Corporate Bank, Ltd. The Shizuoka Bank, Limited Sumitomo Mitsui Banking Corporation	North Pacific Bank, Ltd. The Hokkaido Bank, Ltd. Mizuho Corporate Bank, Ltd.

* On March 23, 2004, YAMAHA purchased all outstanding shares of Kiroro Development Corporation, making it a wholly owned subsidiary.

(15) Recent Performance Results

(Millions of yen)

	YAMAHA CORPORATION (post-merger corporation)			Kiroro Development Corporation (company to be dissolved)		
Fiscal year-end	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2001	March 31, 2002	March 31, 2003
Net sales	345,175	316,742	334,078	1,886	1,811	1,691
Operating income	11,194	5,637	21,897	233	93	65
Recurring profit	13,338	6,530	22,218	203	68	45
Net income (loss)	9,685	(25,328)	7,708	(293)	(54)	36
Net income (loss) per share (yen)	46.90	(122.65)	36.95	(1,836.84)	341.21	230.37
Dividends per share (yen)	7.00	8.00	10.00	0.00	0.00	0.00
Shareholders equity per share (yen)	730.36	681.58	709.03	43,771.79	44,113.01	44,343.38

4. Post-Merger Information

(1) Company Name: YAMAHA CORPORATION
(2) Description of Business: Manufacture and sale of musical instruments, audio products, telecommunications devices, electronic devices, etc., and recreation operations
(3) Headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka, Japan
(4) Representative: Shuji Ito, President and Representative Director
(5) Paid-in Capital: Capital will not increase as a result of the merger
(6) Total Assets: ¥330 billion (projected increase due to the merger: ¥0.5 billion)
(7) Fiscal Year-End: March 31
(8) Impact on Performance: The merger will not significantly impact performance

Please direct inquiries to:

• YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Attention: Mike Tanaka,
Takanawa 2-17-11, Minato-ku
Tokyo 108-8568, Japan
Tel: (03) 5488-6601, Fax: (03) 5488-5060